UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                       Juniper Partners Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    48203X309
                         ------------------------------
                                 (CUSIP Number)

                                  July 15, 2005
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48203X309                   13G
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Woodland Partners

--------------------------------------------------------------------------------

2     CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (SEE
      INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        New York
--------------------------------------------------------------------------------

                     5    SOLE VOTING POWER

                          6,000 shares of Common Stock
                    ------------------------------------------------------------
     Number of
      Shares         6    SHARED VOTING POWER
   Beneficially
     Owned By             0 shares of Common Stock
       Each         ------------------------------------------------------------
     Reporting
      Person         7    SOLE DISPOSITIVE POWER
       With
                          6,000 shares of Common Stock
                    ------------------------------------------------------------

                     8    SHARED DISPOSITIVE POWER

                          0 shares of Common Stock
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         6,000 shares of Common Stock
--------------------------------------------------------------------------------

10    CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (9)  EXCLUDES  CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                                                       [_]
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             1.2% of Common Stock
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                      PN

--------------------------------------------------------------------------------

CUSIP No. 48203X309                   13G
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                Barry Rubenstein

--------------------------------------------------------------------------------

2     CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (SEE
      INSTRUCTIONS)
                                                          (a) [_]
                                                          (b) [_]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------

                      5    SOLE VOTING POWER

                           12,000 shares of Common Stock
                     -----------------------------------------------------------
     Number of
      Shares          6    SHARED VOTING POWER
   Beneficially
     Owned By              18,000 shares of Common Stock
       Each          -----------------------------------------------------------
     Reporting
      Person          7    SOLE DISPOSITIVE POWER
       With
                           12,000 shares of Common Stock
                     -----------------------------------------------------------

                      8    SHARED DISPOSITIVE POWER

                           18,000 shares of Common Stock
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        30,000 shares of Common Stock
--------------------------------------------------------------------------------

10    CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (9)  EXCLUDES  CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                                                       [_]
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             6.0% of Common Stock

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                      IN

--------------------------------------------------------------------------------

CUSIP No. 48203X309                   13G
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Marilyn Rubenstein

--------------------------------------------------------------------------------

2     CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (SEE
      INSTRUCTIONS)

                                                          (a) [_]
                                                          (b) [_]
--------------------------------------------------------------------------------

3     SEC USE ONLY


--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------

                     5    SOLE VOTING POWER

                          0 shares of Common Stock
                    ------------------------------------------------------------
     Number of
      Shares         6    SHARED VOTING POWER
   Beneficially
     Owned By             18,000 shares of Common Stock
       Each         ------------------------------------------------------------
     Reporting
      Person         7    SOLE DISPOSITIVE POWER
       With
                          0 shares of Common Stock
                    ------------------------------------------------------------

                     8    SHARED DISPOSITIVE POWER

                          18,000 shares of Common Stock
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        18,000 shares of Common Stock
--------------------------------------------------------------------------------

10    CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (9)  EXCLUDES  CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                                                       [_]
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            3.6 % of Common Stock

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                      IN

--------------------------------------------------------------------------------

ITEM 1.

          (a)  Name of Issuer:

               Juniper Partners Acquisition Corp.

          (b)  Address of Issuer's Principal Executive Offices:

               56 West 45th Street
               Suite 805
               New York, New York 10036

ITEM 2.

1.        (a)  Name of Person Filing:        Woodland Partners

          (b)  Address of Principal Business Office, or, if none, Residence:
                                             68 Wheatley Road
                                             Brookville, New York 11545

          (c)  Place of Organization:        New York

          (d)  Title of Class of Securities: Common Stock, $0.0001 par value per share
          (e)  CUSIP Number:                 48203X309

2.        (a)  Name of Person Filing:        Barry Rubenstein

          (b)  Address of Principal Business Office, or, if none, Residence:
                                             68 Wheatley Road
                                             Brookville, New York 11545

          (c)  Citizenship:                  United States

          (d)  Title of Class of Securities: Common Stock, $0.0001 par value per share
          (e)  CUSIP Number:                 48203X309

3.        (a)  Name of Person Filing:        Marilyn Rubenstein

          (b)  Address of Principal Business Office, or, if none, Residence:
                                             68 Wheatley Road
                                             Brookville, New York 11545

          (c)  Citizenship:                  United States

          (d)  Title of Class of Securities: Common Stock, $0.0001 par value per share
          (e)  CUSIP Number:                 48203X309

ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

          (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

          (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

          (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [_] Investment company as registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

          (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

          (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

          (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j) [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

          The reporting persons purchased Series A units (the "Series A Units") and Series B units (the "Series B Units"). Each Series A Unit consists of two shares of common stock, 0.0001 par value per share (the "Common Stock"), five redeemable Class W common stock purchase warrants (the "Class W Warrants") and five redeemable Class Z common stock purchase warrants (the "Class Z Warrants"). Each Series B Unit consists of two shares of Class B common stock, 0.0001 par value per share (the "Class B Common Stock"), one Class W Warrant and one Class Z Warrant. Each Class W Warrant entitles the holder to purchase one share of Common Stock at a price of $5.00. Each Class W Warrant becomes exercisable on the later to occur of the Issuer's completion of a business combination, and July 13, 2006, and expires on July 12, 2010, or earlier upon redemption. Each Class Z Warrant entitles the holder to purchase one share of Common Stock at a price of $5.00. Each Class Z Warrant becomes exercisable on the later to occur of the Issuer's completion of a business combination, and July 13, 2006, and expires on July 12, 2012, or earlier upon redemption.

          If a business combination is completed, the outstanding shares of Class B Common Stock will automatically be converted into an equal number of shares of Common Stock, unless the holder has previously exercised his right to convert his Class B Common Stock into a pro rata share of the offering proceeds placed in a trust fund, including interest earned on his portion of the trust fund.

          The following includes securities of the Issuer held by the reporting persons as of July 15, 2005.

1.        Woodland Partners:

          (a)  Amount Beneficially Owned: 6,000(1,2,3) shares of Common Stock.

----------

(1)  Includes 6,000 shares of Common Stock owned by Woodland Partners.

(2) Does not include 15,000 shares of Common Stock issuable upon the exercise of the Class W Warrants included in the Series A Units and 15,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants included in the Series A Units held by Woodland Partners.

(3) Does not include 14,000 shares of Class B Common Stock included in the Series B Units, 7,000 shares of Common Stock issuable upon the exercise of the Class W Warrants included in the Series B Units and 7,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants included in the Series B Units held by Woodland Partners.

(4) Includes 12,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA Account.

(5) Does not include 30,000 shares of Common Stock issuable upon the exercise of the Class W Warrants included in the Series A Units and 30,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants included in the Series A Units held in the Barry Rubenstein Rollover IRA Account.

(6) Does not include 28,000 shares of Class B Common Stock included in the Series B Units, 14,000 shares of Common Stock issuable upon the exercise of the Class W Warrants included in the Series B Units and 14,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants included in the Series B Units held in the Barry Rubenstein Rollover IRA Account.

(7) Includes 12,000 shares of Common Stock held in a joint account by Barry Rubenstein and Marilyn Rubenstein.

(8) Does not include 30,000 shares of Common Stock issuable upon the exercise of the Class W Warrants included in the Series

          (b)  Percent of Class:  1.2% of Common Stock.

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 6,000(1,2,3) shares of Common Stock.

               (ii) shared power to vote or to direct the vote: 0 shares of Common Stock.

               (iii)  sole power to dispose  or to direct  the  disposition  of:
                      6,000(1,2,3) shares of Common Stock.

               (iv) shared power to dispose or to direct the disposition of: 0 shares of Common Stock.

2.        Barry Rubenstein:

          (a) Amount Beneficially Owned: 30,000(1,2,3,4,5,6,7,8,9,10) shares of Common Stock. Barry Rubenstein is a general partner of Woodland Partners. Mr. Rubenstein is the husband of Marilyn Rubenstein.

          (b)  Percent of Class: 6.0% of Common Stock.

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 12,000(4,5,6) shares of Common Stock.

               (ii)   shared   power   to   vote   or  to   direct   the   vote:
                      18,000(1,2,3,7,8,9,10) shares of Common Stock.

               (iii)  sole power to dispose  or to direct  the  disposition  of:
                      12,000(4,5,6) shares of Common Stock.

               (iv)   shared power to dispose or to direct the  disposition  of:
                      18,000(1,2,3,7,8,9,10) shares of Common Stock.

3.        Marilyn Rubenstein:


          (a)  Amount  Beneficially  Owned:   18,000(1,2,3,7,8,9,10)  shares  of
               Common Stock. Marilyn Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is the wife of Barry Rubenstein.

          (b)  Percent of Class: 3.6% of Common Stock.

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 0 shares of Common Stock.

               (ii)   shared   power   to   vote   or  to   direct   the   vote:
                      18,000(1,2,3,7,8,9,10) shares of Common Stock.

               (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the  disposition  of:
                      18,000(1,2,3,7,8,9,10) shares of Common Stock.

          A Joint Filing Agreement is attached hereto as Exhibit A.

----------
     A Units and 30,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants included in the Series A Units held in a joint account by Barry Rubenstein and Marilyn Rubenstein.

(9) Does not include 28,000 shares of Class B Common Stock included in the Series B Units, 14,000 shares of Common Stock issuable upon the exercise of the Class W Warrants included in the Series B Units and 14,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants included in the Series B Units held in a joint account by Barry Rubenstein and Marilyn Rubenstein.

(10) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

               By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 22, 2005
                               WOODLAND PARTNERS


                               By: /s/ Barry Rubenstein
                                   -----------------------------------
                                   Barry Rubenstein, a General Partner


                               /s/ Barry Rubenstein
                               --------------------------------------
                                   Barry Rubenstein

                               /s/ Marilyn Rubenstein
                               --------------------------------------
                                   Marilyn Rubenstein


ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                       13G
                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of Juniper Partners Acquisition Corp. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

          This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  July 22, 2005
                               WOODLAND PARTNERS


                               By: /s/ Barry Rubenstein
                                   -----------------------------------
                                   Barry Rubenstein, a General Partner


                               /s/ Barry Rubenstein
                               --------------------------------------
                                   Barry Rubenstein

                               /s/ Marilyn Rubenstein
                               --------------------------------------
                                   Marilyn Rubenstein